Exhibit 99.5

Engine Gaming & Media, Inc. Announces Timing of Fiscal 3Q22 Earnings Release and Conference Call

NEW YORK, NY / ACCESSWIRE / June 30, 2022 — / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and social influencer marketing solutions company, today announced that it will issue a press release promptly after the market close on Thursday, July 14, 2022, summarizing its financial results for the fiscal third quarter of 2022 ended May 31, 2022. The Company will also host a conference call the same day at 4:30 p.m. Eastern Time to discuss its financial results in further detail. The call will conclude with Q&A from participants.

Date:	Thursday, July 14, 2022
Time:	4:30 p.m. Eastern time
Dial-in:	1-877-407-0784
International Dial-in:	1-201-689-8560
Conference Code:	13730453
Webcast:	GAME Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through July 21, 2022 on Engine Gaming and Media, Inc.’s Investor Relations website at ir.enginemediainc.com

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us